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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.

THE WISER OIL COMPANY
(Name of Subject Company (Issuer))

FOREST OIL COMPANY
and
TWOCO ACQUISITION CORP.
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

977284108
(CUSIP Number of Class of Securities)

NEWTON W. WILSON III
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND SECRETARY
1600 BROADWAY, SUITE 2200
DENVER, COLORADO 80202
(303) 812-1400
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$174,434,520.80*	$22,100.85**
*
Estimated for purposes of calculating the amount of the filing fee only. The transaction value was calculated by multiplying $10.60, the per share tender offer price, by the 15,471,007 shares of Common Stock outstanding as of May 20, 2004 sought in the Offer, which gives an aggregate consideration of $163,992,674.20 (the "Common Stock Consideration"). The Common Stock Consideration was then added to (1) $5,731,950, being the consideration for the Subject Company's 540,750 stock options and (2) $4,709,896.60, being the net consideration for the Subject Company's 741,716 warrants, to arrive at a total transaction value of $174,434,520.80.

**
Calculated as 0.01267% of the transaction value.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $22,100.85

Form or Registration No.: Schedule TO

Filing Party: Forest Oil Corporation and TWOCO Acquisition Corp.

Date Filed: May 28, 2004

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13c-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed on May 28, 2004 by Forest Oil Corporation, a New York corporation ("Parent"), and TWOCO Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"). The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of The Wiser Oil Company, a Delaware corporation (the "Company"), at a purchase price of $10.60 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 28, 2004 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), which Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION

  SECTION 5. U.S. FEDERAL INCOME TAX CONSEQUENCES

        The first sentence of the first paragraph of Section 5 of the Offer to Purchase is amended by replacing the word "summarizes" with the word "describes", and the amended sentence shall read as follows:

        "The following discussion describes the material U.S. federal income tax consequences resulting from the Offer and the Merger to "U.S. Holders" (as defined below) and "Non-U.S. Holders" (as defined below)."

        The first sentence of the third paragraph of Section 5 of the Offer to Purchase is deleted in its entirety.

  SECTION 7. CERTAIN INFORMATION CONCERNING THE COMPANY

        The third paragraph of Section 7 is amended by replacing such paragraph in its entirety to read as follows:

        "Projection and Reserve Data Provided by the Company. On May 21, 2004, the Company provided Parent with a forecast of 2004 net income of $20.7 million, which forecast was based on the following assumptions: (i) oil and gas prices based on the May 11, 2004 NYMEX strip prices, (ii) production of 25.4 Bcfe, (iii) lease operating expense of $30.4 million; (iv) production taxes of $4.4 million; (v) depreciation, depletion and amortization expense of $38.3 million; (vi) exploration expense of $11.9 million; (vii) general and administrative expense of $11.1 million; and (viii) interest expense of $14.6. The Company had previously provided Parent on March 11, 2004 with a forecast of 2004 net income of $21.5 million based on the February 25, 2004 NYMEX strip prices for oil and gas. In each case, net income was calculated without estimating the fair value of hedges at December 31, 2003."

        The second to last sentence of the fourth paragraph of Section 7 is amended in its entirety to read as follows:

        "On May 19, 2004, the Company furnished Parent with these preliminary findings reflecting additional proved reserves in the Company's San Juan Basin properties."

  SECTION 14. CONDITIONS OF THE OFFER

        The first sentence of the first paragraph of Section 14 of the Offer to Purchase is amended by replacing the word "summary" with the word "description", and the amended sentence shall read as follows:

        "The following is a description of all of the conditions to the Offer, and the Offer is expressly conditioned on the satisfaction of these conditions."

        Subparagraph (f) of the second paragraph of Section 14 of the Offer to Purchase is amended by replacing the words "shall have" with the words "shall not have", and the amended subparagraph shall read as follows:

  "(f)
  at least 95% of the issued and outstanding Company Stock Options shall not have been amended to permit the conversion thereof as contemplated by the Merger Agreement; or"

        The last sentence of the second to last paragraph of Section 14 of the Offer to Purchase is amended by replacing the words "the consummation of the Merger" with "Purchaser's acceptance of Shares for payment pursuant to the Offer", and the amended sentence shall read as follows:

        "The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances; and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time prior to Purchaser's acceptance of Shares for payment pursuant to the Offer."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FOREST OIL CORPORATION
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Senior Vice President, General Counsel and Secretary
TWOCO ACQUISITION CORP.
By:	/s/ NEWTON W. WILSON III
Name:	Newton W. Wilson III
Title:	Vice President and Secretary

Dated: June 15, 2004

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase dated May 28, 2004 (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(a)(1)(D)	Form of Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(a)(1)(E)	Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(a)(1)(F)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(a)(5)(A)	Summary Advertisement as published in The New York Times on May 28, 2004 (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(a)(5)(B)	Press Release issued by Parent on May 23, 2004 announcing acquisition of The Wiser Oil Company (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(C)	Transcript of Conference Call Held on May 24, 2004 to discuss acquisition of the Company (incorporated by reference to Exhibit 99.2 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(D)	Press Release issued by Parent on May 24, 2004 announcing equity offering (incorporated by reference to Exhibit 99.3 to the Schedule TO-C of Parent filed on May 24, 2004).
(a)(5)(E)	Press Release issued by Parent on May 26, 2004 announcing the pricing of the equity offering (incorporated by reference to Exhibit 99.1 to the Schedule TO-C of Parent filed on May 27, 2004).
(b)(1)
Credit Agreement, dated as of October 10, 2000, among Forest Oil Corporation, the lenders party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.12 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(2)
Canadian Credit Agreement, dated as of October 10, 2000, among Canadian Forest Oil Ltd., the subsidiary borrowers from time to time parties thereto, the lenders party thereto, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, and The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.14 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(3)
Mortgage, Deed of Trust, Assignment, Security Agreement, Financing Statement and Fixture Filing from Forest Oil Corporation to Robert C. Mertensotto, trustee, and Gregory P. Williams, trustee (Utah), and The Chase Manhattan Bank, as Global Administrative Agent, dated as of December 7, 2000 (incorporated herein by reference to Exhibit 4.13 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2000 (File No. 001-13515)).
(b)(4)
First Amendment to Combined Credit Agreement dated as of May 24, 2001, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Form 10-Q for Forest Oil Corporation for the quarter ended June 30, 2001 (File No. 001-13515)).
(b)(5)
Second Amendment to Combined Credit Agreements dated as of April 3, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and J.P. Morgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).
(b)(6)
Third Amendment to Combined Credit Agreements dated as of May 31, 2002, by and between Forest Oil Corporation, Canadian Forest Oil Ltd., each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.18 Forest Oil Corporation's Registration Statement on Form S-4 dated June 11, 2002 (File No. 333-90220)).
(b)(7)
Fourth Amendment to Combined Credit Agreement dated as of October 8, 2002, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.1 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).
(b)(8)
Fifth Amendment to Combined Credit Agreements, dated as of January 7, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.2 to Forest Oil Corporation's Current Report on Form 8-K, dated as of January 15, 2003 (File No. 1-13515)).
(b)(9)
Sixth Amendment to Combined Credit Agreement dated March 19, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to The Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to the Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.1 to Form 10-Q for Forest Oil Corporation for the quarter ended March 31, 2003 (File No. 001-13515)).
(b)(10)
Seventh Amendment to Combined Credit Agreements, dated as of October 15, 2003, among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, J.P. Morgan Bank Canada, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 10.4 to Form 10-Q for Forest Oil Corporation for the quarter ended September 30, 2003 (File No. 001-13515)).
(b)(11)
Eighth Amendment to Combined Credit Agreements, dated March 4, 2004 among Forest Oil Corporation, Canadian Forest Oil Ltd., and the subsidiary borrowers from time to time parties thereto, each of the lenders that is a party thereto, Bank of America, N.A., as U.S. Syndication Agent, Citibank, N.A., as U.S. Documentation Agent, JPMorgan Chase Bank, Toronto Branch, successor to the Chase Manhattan Bank of Canada, as Canadian Administrative Agent, Bank of Montreal, as Canadian Syndication Agent, The Toronto-Dominion Bank, as Canadian Documentation Agent, and JPMorgan Chase Bank, successor to The Chase Manhattan Bank, as Global Administrative Agent (incorporated herein by reference to Exhibit 4.17 to Form 10-K for Forest Oil Corporation for the year ended December 31, 2003 (File No. 001-13515)).
(d)(1)	Agreement and Plan of Merger, dated as of May 21, 2004, by and among Parent, Purchaser, and the Company (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(d)(2)
Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investors, LP (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(d)(3)
Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Wiser Investment Company, LLC. (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(d)(4)
Stockholder Agreement dated May 21, 2004 by and among Forest Oil Corporation, TWOCO Acquisition Corp. and Dimeling, Schreiber & Park Reorganization Fund II, L.P. (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(d)(5)	Confidentiality Agreement, dated as of February 23, 2004, by and between the Company and Parent (incorporated by reference to the Schedule TO filed by Purchaser and Parent on May 28, 2004).
(g)	None.
(h)	None.

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  ITEM 4. TERMS OF THE TRANSACTION
SIGNATURES
EXHIBIT INDEX